April 21, 2011

Mark Rakip

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sino Payments, Inc.

Form 10-Q for period ended November 30, 2010

Filed January 19, 2011

File No. 0-53537

Dear Mr. Rakip:

Sino Payments, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter of April 14, 2011, pertaining to the Company’s Form 10-Q for the period ended November 30, 2010 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system.

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated April 14, 2011.

Form 10-Q for the period ended November 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 12

Quarterly Developments, page 13

1.

We note your response to prior comment two and reissue the comment in part.  Given your majority ownership percentage in the joint venture and its full use license of your processing software, please tell us your basis for accounting for this joint venture pursuant to the equity method and cite any relevant accounting literature in your response.  Please also provide to us your analysis of this transaction, including whether you are obligated to provide additional financial support to the joint venture.

RESPONSE:  The Company has obtained a 51% interest in the joint venture and has provided full rights to its processing software.  TAP has, and will provide, the operational and labor expertise relating to the joint venture’s operations.  Despite the fact that the Company has a 51% interest, the Company does not have control of the joint venture and all executive decisions impacting the joint venture will be made jointly by the Company and TAP, as both parties have equal rights to the joint venture.  Therefore, under ASC 323-10, Equity Method and Joint Ventures, the Company exerts significant influence on the joint venture, but does not have voting or management//board control of the joint venture.  The Company is not obligated to make any further financial support of the joint venture and in the event that the joint venture requires additional financing, the source of financing will be discussed and approved by both the Company and TAP.

In connection with the Company’s responding to the comments set forth in the April 14, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Sino Payments, Inc.

/s/ Matthew Mecke

By: Matthew Mecke

Title: President and Chief Executive Officer

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